UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42378

Li Bang International Corporation Inc.

(Exact Name of Registrant as Specified in its Charter)

No. 190 Xizhang Road, Gushan Town,

Jiangyin City, Jiangsu Province

People’s Republic of China

+86 0510-81630030

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Exhibit Index

Exhibit No.	Description
1.1	Sales Agreement between Li Bang International Corporation Inc. and AC Sunshine Securities LLC, dated February 13, 2026
5.1	Opinion of Harney Westwood & Riegels regarding the validity of the securities being registered and certain Cayman Islands legal matters
23.1	Consent of Harney Westwood & Riegels (included in Exhibit 5.1)

INCORPORATION BY REFERENCE

Exhibits 1.1, 5.1 and 23.1 to this current report on Form 6-K are hereby incorporated by reference into the registration statement of Li Bang International Corporation Inc. on Form F-3 (No. 333-291772) to the extent not superseded by documents or reports subsequently filed.

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Li Bang International Corporation Inc.

Date: February 17, 2026	By:	/s/ Feng Huang
Feng Huang
Chief Executive Officer

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